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                        U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12B-25

                              NOTIFICATION OF LATE FILING


                                    (Check One):

  / /Form 10-K   / /Form 20-F   / /Form 11-K   /X/Form 10-Q   / /Form N-SAR

                 For Period Ended:   September 30, 1996
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                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:

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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant
     Diversified Corporate Resources, Inc.
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Former Name if Applicable
     Not Applicable
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Address of Principal Executive Office (Street and Number)

     Diversified Corporate Resources, Inc.
     12801 N. Central Expressway, Suite 350
     Dallas, Texas 75243

Commission File Number: 0-13984      IRS Employer ID No.: 75-1565578


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Part II -- Rules 12b-25(b) and (c)

The subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) due to the following. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report or transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              Yes /X/   No / /

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Part III -- Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its report on Form 10-Q for the quarterly period ended September 30, 1996, on a timely basis without unreasonable effort or expense. The Company is required to make disclosures regarding certain litigation, pursuant to Part I and Part II, Item 1, and will not be able to complete the disclosure in order to file the Form 10-Q on a timely basis due to the unavailability of litigation counsel for timely consultation.

The report on Form 10-Q for the quarterly period ended September 30, 1996, will be filed no later than the fifth calendar day following the prescribed due date.









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PART IV -- OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification: M. Ted Dillard, President and Principal Financial Officer,
      (972) 458-8500.

  (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identity report(s).

                               /X/ Yes   / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              /X/ Yes  / / No

    If so, attach an explanation of the anticipated change below, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As as result of increased sales, it is anticipated that the Company will report significantly higher net income for the third quarter and nine months ended September 30, 1996, than the comparable 1995 periods. The Company's third quarter income was $336,581 in 1996, and $146,909 in 1995. The Company's income for the nine months ended September 30, 1996, was $1,125,907 and was $415,202 for the comparable period in 1995.





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DIVERSIFIED CORPORATE RESOURCES, INC., (Registrant), has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 14, 1996              By: /s/ M. Ted Dillard
                                         -------------------------------------
                                         M. Ted Dillard, President and
                                         Principal Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.





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